January 2, 2018	TSX: ACB

AURORA PURCHASES 116,000 SHARES OF CANNIMED THERAPEUTICS INC.

Edmonton, AB – January 2, 2018 – Aurora Cannabis Inc. (“Aurora”) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced that today it purchased 116,000 common shares of CanniMed Therapeutics Inc. (“CanniMed”).

The purchases were made in connection with Aurora’s previously announced offer to purchase all of the common shares of CanniMed (the “Offer”). Aurora announced its intention to purchase common shares of CanniMed (the “CanniMed Shares”) in its Offer to Purchase and Takeover Bid Circular dated November 24, 2017, which is filed on SEDAR under CanniMed’s SEDAR profile. CanniMed implemented a shareholder rights plan on November 28, 2017, which prevented Aurora from commencing purchases in a timely fashion. The Ontario Securities Commission and the Saskatchewan Financial and Consumer Affairs Authority, in joint decisions dated December 22, 2017 and issued on December 27, 2017, cease traded the CanniMed rights plan.

The purchases were made by Aurora in the normal course through the facilities of the TSX.

Name of the Purchaser
Aurora Cannabis Inc.

Number of CanniMed shares purchased on December 29, 2017
116,000

Highest price paid for the CanniMed shares on December 29, 2017
$24.00

Aggregate Number of CanniMed Shares Purchased through a published market since the
Commencement of the Offer
566,000

Average price paid for the CanniMed shares purchased through a published market since the Commencement of the Offer
$22.8287

Total Number of CanniMed Shares held by Aurora after the Purchase
566,000

How to Tender

Aurora encourages CanniMed shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents, (collectively, the “Offer Documents”), which contain detailed instructions on how CanniMed shareholders can tender their CanniMed common shares to the Offer. For assistance in depositing CanniMed common shares to the Offer, CanniMed shareholders should contact the depositary and the Information Agent for the Offer, Laurel Hill Advisory Group at Phone: 1-877-452-7184 (North American Toll Free Phone) and 1-416-304-0211 (Outside North America); Facsimile: 416-646-2415; and E-mail: assistance@laurelhill.com.

About the Offer

On November 24, 2017, Aurora formally commenced its Offer to purchase all of the issued and outstanding common shares of CanniMed for consideration consisting of common shares of Aurora. The Offer Document, including the takeover bid circular and related documents are available on SEDAR.

The Offer Documents are also available on Aurora's website at www.auroramj.com and shareholders are invited to visit cannimed.auroramj.com for further information.

Stock Options Issued

The Company granted 300,000 stock options to an officer of the Company exercisable at $9.60 per common share. The options shall vest quarterly over a period of 36 months and expire five years from the date of grant.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

###

Further information:

For Aurora

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.